EXHIBIT 99.1

Midroog Ltd. Reconfirms Baa1 Stable Rating for Internet Gold’s Debentures.

Midroog Ltd., an Israeli rating company, a subsidiary of Moody’s (“Midroog”), re-confirmed today the Baa1 Stable outlook rating with respect to the Company’s Series B, C and D Debentures.

In its rating report, Midroog stated that the rating is supported both by the Company’s ability to repay its debt and by the strong financial profile of Bezeq. As negative factors, Midroog noted the Company’s inferior holding structure, and its partial dependence upon receiving dividends from B Communications, which became relatively less certain due to objective factors.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.